Tribe Capital Growth Corp I

2700 19th Street

San Francisco, CA 94110

March 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, D.C., 20549

Attention: Todd Schiffman

Re:	Tribe Capital Growth Corp I
Amendment No. 2 to Form S-1
Filed February 26, 2021
File No. 333- 252413

Dear Mr. Schiffman:

Tribe Capital Growth Corp I (the “Company,” “we” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 3, 2021, regarding Amendment No. 2 to the Registration Statement on Form S-1 submitted to the Commission on February 26, 2021. Other than revisions to reflect a response to such reminders, the amendment to the Registration Statement on Form S-1 and the exhibits thereto remains otherwise unchanged.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comment have been made in Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement” ), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Form S-1 filed February 26, 2021

Our warrant agreement will designate the courts of the State of New York..., page 52

1.	You state in this section that the exclusive forum provision does not apply to actions under the Exchange Act. Section 9.3 of Exhibit 4.4 (Warrant Agreement) does not contain the Exchange Act exclusion. Please revise so that the disclosure and the exhibit are consistent.

Response:

In response to the Staff’s comment, we have revised the applicable provision in Section 9.3 of the Exhibit 4.4 (Warrant Agreement) to contain the Exchange Act exclusion, so that it is consistent with the disclosure in the Registration Statement.

We thank the Staff for its review of the foregoing and Amendment No. 3 to Registration Statement. If you have further comments, please feel free to contact our counsel, Tamar Donikyan, at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Arjun Sethi
Arjun Sethi
Chairman & Chief Executive Officer

cc:	Tamar Donikyan, Esq.